HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
June 29, 2009
VIA EDGAR

Re:	HCA Inc. and Subsidiary Guarantors Registration Statement on Form S-1 Filed May 27, 2009 File No. 333-159511

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler
Dear Mr. Riedler:
     In connection with the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 5, 2009, with respect to its Registration Statement on Form S-1 filed with the Commission on May 27, 2009 (File No. 333-159511), HCA Inc., a Delaware corporation (the “Company”) hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jeffrey Riedler Securities and Exchange Commission	2
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, HCA INC.
By:	/s/ John M. Franck II
	Name:	John M. Franck II
	Title:	Vice President--Legal & Corporate Secretary

cc:	Via Facsimile Mr. Scot Foley (SEC Division of Corporation Finance)

Via Electronic Mail John M. Franck II, Esq. (HCA Inc.) Richard A. Fenyes, Esq. (Simpson Thacher & Bartlett